

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

John Hartman
CEO and Director
FC Global Realty Inc
15150 North Hayden Road, Suite 235
Scottsdale, AZ 85260

> **Re: FC Global Realty Inc**
> **Form PRE14C**
> **Filed May 29, 2019**
> **File No. 000-11635**

Dear Mr. Hartman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities